SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DORAL FINANCIAL CORPORATION
(Name of Issuer)

Class A Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

25811P852
(CUSIP Number)

David Tomasello
Attiva Capital Partners Ltd.
445 Park Avenue, 9th Floor New York, New York 10022 Telephone:1 (646) 713-2905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25811P852	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BLUESTONE FINANCIAL LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

7	SOLE VOTING POWER

NUMBER OF	5,600
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH	0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,600

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,600 shares out of the 401,880 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.084 % of the aggregate 6.04% interest collectively held by the Reporting Persons

14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 25811P852	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

7	SOLE VOTING POWER

NUMBER OF	1,818 shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH	0 SHARES
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,818 shares (equal to 0.0383% of the share capital)

10	SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,818 shares out of 401,880 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.027% of the aggregate 6.04% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 25811P852	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ANTONIO TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

7	SOLE VOTING POWER

NUMBER OF	375,664
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH	0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

375,664

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,664 shares out of 401,880 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.65 % of the aggregate 6.04 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 25811P852	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DAVID TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

7	SOLE VOTING POWER

NUMBER OF	18,798
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH	0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,798

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,798 shares out of 401,880 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.28 % of the aggregate 6.04 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

United States
Securities and Exchange Commission

Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Common Stock, with $.01 par value per share, issued by DORAL FINANCIAL CORPORATION (the “Company”), whose principal executive offices are located at 1451 Franklin D. Roosevelt Avenue, San Juan, PR 00920-2717

Item 2.  Identity and Background

(a)	Bluestone Financial LTD (“Bluestone Reporting Person”)	Attiva Capital Partners LTD (hereinafter referred to as the “Attiva Reporting Person”)	Antonio Tomasello (“Antonio Tomasello Reporting Person”)	David Tomasello (“David Tomasello Reporting Person”) and together with the Attiva Reporting Person, The Bluestone Reporting Person, the Antonio Tomasello Reporting Person, the “Reporting Persons”
(b)
The purpose of the business of the Bluestone Reporting person is Financial Investing. The Bluestone Reporting Person is a Limited Company incorporated under the laws of Bristish virgin Islands. David Tomasello is the Managing Director of the Bluestone Reporting Person.

The purpose of business of Attiva Reporting Person is Financial Investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of the British Virgin Island.   David Tomasello is the Managing Partner of the Attiva Reporting Person
			Avenida Cristobal Colon Residencias Vista Azul, PH, Cumana, Estado Sucre 6101 Venezuela	Avenida Cristobal Colon, Edificio Flavesa, Cumana — Estado Sucre, Venezuela
(c)	The address(es) of the Bluestone Reporting Person is: Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.	The address(es) of of the Attiva Reporting Person is: 445 Park Avenue, 9th Floor, New York, New York 10022	President, Metalinvest, S.A., Avenida Cristobal Colon Edificio Vista Azul PH — D, Cumana, Estado Sucre 6101, Venezuela	Managing Director of the Bluestone Reporting Person and Managing Partner of the Attiva Reporting Person.
(d)	None	None	None	None
(e)	None	None	None	None
(f)	Organized in BVI	Organized in BVI	Citizen of Italy, father of David Tomasello	Citizen of Italy.

Item 3.  Source and Amount of Funds or Other Consideration

The Attiva Reporting Person and the Bluestone Reporting Person used working capital to make all acquisitions of Common Stock currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used personal funds to make all acquisitions of Common Stock currently owned by each of them, respectively.

Item 4.  Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate.

We are increasing our stake in Doral Financial  since we believe the money owed by the Puerto Rican Government to Doral, as per the signed agreement, will be paid in some way, shape or form.

Current Puerto Rican Government needs to stop “Livin’ La Vida Loca” , paraphrasing Puerto Rican singer Ricky Martin, and focus on attracting not only investment from mainland U.S. but also from the international investment community. If Puerto Rico cannot honor a signed agreement with U.S. Corporations what would  Japanese, European and Latin American corporations expect from Puerto Rico.

At the same time, we believe that Doral is making progress by selling non-core assets but it should also look into the compensation of the head of this “Community Bank”, who is not even a major owner of the common shares.  To give an example,  this is what Caribbean Business Weekly reported yesterday Thursday, May 29, 2014  “Banking on Bankers:  A group of bank presidents were comparing notes and discovered they are doing very well with annual salaries ranging from $1 million to $1.6 million in the case of Richard Carrion who, apart from heading the biggest bank of all, holds several positions at Popular Inc., including chairman, president & CEO. But they discovered that ailing Doral Bank President Glenn Wakeman’s more than $4 million annual take-home pay- plus a very golden parachute- puts them all to shame. Imagine, said one president, what he would be earning if the bank were doing well!”

We continue to believe that this short-term mess won’t stop Puerto Rico and Doral from moving forward in efforts to come out of the crisis, as such we are keeping our exposure to Puerto Rico through different investments, including our much bigger stake in Spanish Broadcasting Systems (SBSA) who owns 5 leading radio stations in Puerto Rico, Mega TV signal, and SBS entertainment division I the island but we are hedging our bets by immediately postponing future investments there from our affiliates and partners in Silicon Valley, Europe and Latin America until Puerto Rico regains lost credibility.

At the time of the filing, we are one of the largest shareholders of Doral Financial owning over 6% of the Company’s common stock.

Item 5.  Interest in Securities of the Issuer

(a)	As indicated in the Form 10K , filed by the Company with the Securities and Exchange Commission As of March 12, 2014, there were 6,648,396 shares of common stock.

(b)	As of the date of this Schedule 13D: the Attiva Reporting person owns 1,818 shares of Common Stock, the Bluestone Reporting Person owns 5,600 shares of Common Stock, the Antonio Tomasello Reporting Person owns 375,664 shares of Common Stock and the David Tomasello Reporting Person owns 18,798 shares of Common Stock. In the aggregate, this represents 401,880 shares of the Company’s Common Stock, which is approximately 6.04 % of the total shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), the Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  1,818  shares of the Company’s  Common Stock.  The Bluestone Reporting Person has granted  David Tomasello, Managing Director of Bluestone , the sole power to vote or direct the vote of 5,600 shares of the Company’s Common Stock.  The Antonio Tomasello Reporting Person has granted  David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 401,880 shares of the Company’s  Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.  Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

/s/ David Tomasello
David Tomasello, as Managing Director of Bluestone Financial LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

/s/ Antonio Tomasello
Antonio Tomasello

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

/s/ David Tomasello
David Tomasello